FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For November, 2004

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 24, 2004                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Strategic Acquisition and Bought Deal Financing

Calgary, Alberta, November 24, 2004 - Gentry Resources Ltd. ("Gentry") is pleased to announce that it has entered into an agreement with a major Canadian oil and gas company to acquire certain strategic oil and natural gas interests in the Princess area of southern Alberta for a total consideration of $8.079 million.  The transaction has an effective date of November 1, 2004 and, subject to the execution of the Definitive Agreements and the preferential rights of first refusal, is expected to close before year end. Gentry is acquiring approximately 195 boe/d of high-quality production and reserves, all of which is currently operated by Gentry.

This recent strategic acquisition of interests is located in the Company-operated Tilley oil field. This acquisition encompasses 3,520 acres and increases the Company’s working interests in the Tilley field to approximately 72%.  This acquisition fulfills one of Gentry’s corporate goals to maximize interests in company operated properties.

The Tilley oil field is a significant component of the Company’s overall activities in the Princess core area. Production, net to these acquired assets, averaged approximately 195 boe/d in the first nine months of 2004. Current production at the Tilley field is processed through a third party facility and is limited to approximately 3,000 barrels of fluid per day (bf/d). Gentry has commenced construction of its own oil battery that will service the Tilley production and anticipates that the on-stream date for this facility will be January 15th 2005. The Company expects that once the battery is operational, production at Tilley will significantly increase. Gas from the Tilley field is conserved and is processed through a third party sour facility.

The Company is in the process of drilling a five well infill program in the Tilley field. These new wells and the existing production from 11 wells will be tied into the new battery facility and will be produced at their reservoir capability once the battery is operational in January, 2005.

Gentry is also pleased to announce that it has entered into a bought deal financing agreement with a syndicate of underwriters led by GMP Securities Ltd. and including Dundee Securities Corporation, Acumen Capital Finance Partners Limited, and Clarus Securities Inc.  Pursuant to the terms of the agreement, the Company has agreed to issue, by way of private placement, 3,000,000 common shares at $2.85 each for total gross proceeds of $8,550,000.

The net proceeds of the share offering will be used to fund the aforementioned acquisition and continued exploration and development of the Company’s oil and natural gas properties. Proceeds of the offering may be used to temporarily reduce indebtedness until required for the foregoing purposes.

Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled for December 15, 2004.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Gentry has approximately 33,942,757 common shares issued and outstanding.  The shares trade on the Toronto Stock Exchange under the symbol “GNY”.

For Details, Contact:      Hugh Ross, President & Chief Executive Officer     (403) 264-6161

R. Gordon McKay, Chief Operating Officer           (403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com                                                                    TSX Symbol:  GNY